Exhibit 99.2

Tech Mahindra and Satyam Discuss Transition
Hyderabad, India— April 20, 2009: Tech Mahindra today announced that its representatives met with the Board of Directors and key executives of Satyam Computer Services Ltd. at their headquarters in Hyderabad to finalize plans for Tech Mahindra’s acquisition of a controlling stake in Satyam and to discuss important transition issues. Mr. Anand Mahindra, Chairman of Tech Mahindra, accompanied by senior executives of the Mahindra Group and Tech Mahindra, initiated the process at the Satyam campus today.
Four Tech Mahindra representatives, who are expected to be nominated to join the Satyam Board upon the closing of the initial allotment, were invited as special invitees to attend Satyam’s Board Meeting held on 20th April 2009. They are: Mr. Vineet Nayyar, Vice-chairman and Managing Director; Mr. C.P. Gurnani, President, International Operations; Mr. Sanjay Kalra, President, Strategic Initiatives; and Mr. Ulhas Yargop, Director, Tech Mahindra and President of the IT Sector, Mahindra Group.
Following the Company Law Board’s approval on April 16, 2009 of Tech Mahindra as the successful bidder to acquire a controlling stake in Satyam, Tech Mahindra has deposited the initial subscription amount of approximately Rs. 1,756 Crores (approx US$ 351 Mn) and the total funds necessary to consummate the mandatory public offer being approx Rs. 1,154 Crores (US$ 231 Mn), in separate escrow accounts today. Tech Mahindra is expected to announce plans for the Public Offer, shortly.
“I would like to welcome the Satyam family to the Mahindra Group and thank all its stakeholders for standing by the company during this difficult period. The Mahindra Group is recognized for its resilience, tenacity and focus on customer centricity, and together with Satyam associates, we will work to quickly reinforce confidence in the company and build a better future,” said, Anand Mahindra, Vice Chairman and Managing Director, Mahindra Group and Chairman of Tech Mahindra.
Kiran Karnik, Chairman of Satyam, said, “The Board and the Indian government worked together to induct a strategic investor in record time. I am pleased to learn that Tech Mahindra is eager to maintain that pace. They’ve lost no time in moving onto next steps”.
Under Tech Mahindra’s plans, Satyam will continue to operate as a stand-alone unit and its leadership will continue to drive operations.
“We have been impressed by the extraordinary skill and dedication of the Satyam leadership, and indeed, of their entire workforce. We have complete confidence in Satyam’s executive leadership to restore the company and take it to new levels of success,” said Mr. Vineet Nayyar, Vice Chairman, Managing Director and CEO of Tech Mahindra. “We would like to reassure stakeholders that priority focus is being given to retaining critical customer-facing resources, so that the customer experience continues undisturbed”. “This is also a new beginning for Satyam — and for Tech Mahindra. Both companies will now have access to enhanced talent and scale to compete in the global market,” he added.
Once nominees of Tech Mahindra are appointed to the Board upon the closing of the initial allotment of shares to Tech Mahindra, they will focus on appointing a CFO and look at strengthening corporate governance in the company apart from visiting / meeting customers and Satyamites at major locations, worldwide.
Tech Mahindra’s investment in Satyam marks an expansion of the firm’s interests in other vertical markets, including financial services, manufacturing and healthcare, among others. To date, Tech Mahindra had been focused on the telecom vertical
Its immediate priorities will include retaining current customers and win back business lost as a result of the crisis; retain key associates; win new business; and explore the best ways to realize operational and structural synergies between the two companies.
.Mr. Mahindra and his colleagues toured Satyam’s Hyderabad campus and addressed associates globally through a live telecast and met with key leaders.
Tech Mahindra was advised in a lead role by Kotak Investment Banking and supported by UBS. P&A Law Offices acted as Indian legal counsel to Tech Mahindra. Jones Day acted as US legal counsel to Tech Mahindra.
Satyam was advised by Goldman Sachs and Avendus. Amarchand Mangaldas acted as Indian Legal Counsel to Satyam. Latham & Watkins acted as US Legal Counsel to Satyam

About Tech Mahindra (www.techmahindra.com)
Tech Mahindra is a leading provider of solutions and services to the telecommunications industry, majority stake owned by Mahindra & Mahindra Limited, in partnership with British Telecommunications plc. With total revenues of Rs 37,661 million in the year ended March 31, 2008, Tech Mahindra is India’s 6th largest software exporter, and serves telecom service providers, equipment manufacturers, software vendors and systems integrators. Tech Mahindra solutions enable clients to maximize returns on IT investment by achieving fast time to market reduced total cost of ownership and high customer satisfaction. Tech Ma hindra achieves this through its domain and process expertise, distinctive IT skills, research and development, proven innovative delivery models and approach to off shoring.
Assessed at SEI-CMMi Level 5 and PCMM Level 5, Tech Mahindra’s track record for value-delivery is supported by over 24000 professionals who provide a unique blend of culture, domain expertise and in-depth technology skill-sets. Its development centres are ISO 9001:2000 & BS7799 certified. Tech Mahindra has principal offices in the UK, United States, Germany, UAE, Egypt, Singapore, India, Thailand, Taiwan, Malaysia, Philippines, Canada & Australia.
For clarifications, please write to us at pgroy@TechMahindra.com
About Satyam (www.satyam.com)
Satyam (NYSE: SAY), a leading global business and information technology services company, delivers consulting, systems integration, and outsourcing solutions to clients in numerous industries across the globe. Satyam leverages deep industry and functional expertise, leading technology practices, and an advanced, global delivery model to help clients transform their highest-value business processes and improve their business performance. The company’s professionals excel in engineering and product development, supply chain management, client relationship management, business process quality, business intelligence, enterprise integration, and infrastructure management, among other key capabilities.
Satyam development and delivery centers in the US, Canada, Brazil, the UK, Hungary, Egypt, UAE,
India, China, Malaysia, Singapore, and Australia serve numerous clients, including many Fortune 500 organizations. For more information, see www.satyam.com.
Satyam Contacts:
For clarifications, please write to us at MediaRelations@Satyam.com

Safe Harbor
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein, including statements regarding the consummation of the initial allotment, the making and consummation of the Public Offer and various other statements regarding the future plans of Satyam or Tech Mahindra, are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
Additional Information
In connection with its contemplated public offer for certain equity shares of Satyam Computer Services Ltd, Venturebay Consultants Pvt. Ltd, a subsidiary of Tech Mahindra Ltd, will, directly and / or through an affiliate, file tender offer documentation with regulatory authorities including the Securities and Exchange Board of India and the United States Securities and Exchange Commission (SEC). This contemplated open Public Offer will be subject to various terms and conditions in these materials. Investors and Satyam shareholders are strongly encouraged to read these materials once they become available including, for investors in Satyam’s American Depository Shares (ADS), the tender offer statement and related documents filed with the SEC, because they will contain important information. Documents filed with the SEC will be available for no charge on the SEC’s website at www.sec.gov